Filed by Embotelladora Andina S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Embotelladoras Coca-Cola Polar S.A.

Commission File No. 001-13142

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

at March 31, 2012 and December 31, 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

(Translation of financial statements originally issued in Spanish — see note 2.2)

Independent auditor’s report

(Translation of financial statements originally issued in Spanish — See Note 2.2)

To the Chairman, Shareholders and Directors of

Embotelladora Andina S.A.:

1.               We have audited the accompanying consolidated financial statement of Embotelladora Andina S.A. and subsidiaries as of March 31, 2012 and as of December 31, 2011, and the related consolidated income statement, statement of comprehensive income, changes in equity and cash flow for the period of three month ended March 31, 2012. These financial statements (and their accompanying notes) are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

2.               We conducted our audits in accordance with auditing standards generally accepted in the Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and subsidiaries at March 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for the period of three month ended March 31, 2012, in conformity with IAS 34 which is incorporated in International Financial Reporting Standards.

4.               We have not audited the consolidated income statement, statement of comprehensive income, changes in equity and cash flow for the period of three month ended March 31, 2011. These financial statements and its related notes are presented for comparative purposes only and accordingly, we do not express an opinion on them.

/s/ Rafael Contreras V.	ERNST & YOUNG LTDA.

Santiago, May 29, 2012

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position
as of March 31, 2012 and December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	03.31.2012	12.31.2011
		ThCh$	ThCh$

Current Assets:
Cash and cash equivalents	4	40,201,820	31,297,922
Other financial assets	5	8,997,809	15,661,183
Other non-financial assets	6.1	17,361,144	14,760,858
Trade and other accounts receivable, net	7	89,581,148	107,443,039
Accounts receivable from related companies	11.1	5,531,582	6,418,993
Inventory	8	55,575,317	57,486,658
Current tax assets	9.1	2,154,359	2,463,566
Total Current Assets		219,403,179	235,532,219

Non-Current Assets:
Other non-financial, non-current assets	6.2	30,770,608	30,193,809
Trade and other accounts receivable, net	7	6,952,909	7,175,660
Accounts receivable from related companies, net	11.1	9,312	11,187
Equity method investments	13.1	61,064,229	60,290,966
Intangible assets, net	14.1	1,178,189	1,138,857
Goodwill	14.2	54,964,441	57,552,178
Property, plant and equipment, net	10.1	350,457,596	350,064,467
Total Non-Current Assets		505,397,284	506,427,124
Total Assets		724,800,463	741,959,343

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of March 31, 2012 and December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND NET EQUITY	NOTE	03.31.2012	12.31.2011
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	21,727,083	23,093,402
Trade and other accounts payable	16	104,296,418	127,940,772
Accounts payable to related companies	11.2	14,802,547	11,359,038
Provisions	17	86,606	87,966
Income tax payable	9.2	5,093,815	3,821,247
Other non-financial liabilities	18	17,260,332	30,341,479
Total Current Liabilities		163,266,801	196,643,904

Non-Current Liabilities:
Other non-current financial liabilities	15	75,538,001	74,641,403
Provisions	17	7,306,999	7,882,869
Deferred tax liabilities	9.4	37,054,498	35,245,490
Post-employment benefit liabilities	12.2	5,330,925	5,130,015
Other non-current liabilities	18	297,421	436,742
Total Non-Current Liabilities		125,527,844	123,336,519

Equity:	19
Issued capital		230,892,178	230,892,178
Retained earnings		232,810,390	208,102,068
Accumulated other comprehensive income and capital reserves		(27,704,469)	(17,024,341)
Equity attributable to equity holders of the parent		435,998,099	421,969,905
Non-controlling interests		7,719	9,015
Total Equity		436,005,818	421,978,920
Total Liabilities and Equity		724,800,463	741,959,343

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Income by Function

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			01.01.2011
CONSOLIDATED INCOME STATEMENTS BY		01.01.2012	03.31.2011
FUNCTION	NOTE	03.31.2012	(Unaudited)
		ThCh$	ThCh$

Net sales		289,628,428	250,776,199
Cost of sales		(169,808,197)	(145,494,776)
Gross Profit		119,820,231	105,281,423
Other operating income	23	388,715	192,895
Distribution expenses		(29,686,920)	(24,586,766)
Administrative expenses		(48,567,225)	(40,994,831)
Other expenses by function	24	(3,826,211)	(1,122,022)
Other income (expenses)	26	(316,271)	591,289
Financial income	25	720,851	660,023
Financial costs	25	(1,830,488)	(1,795,645)
Share in profit (loss) of equity method investees	13.2	1,334,764	212,552
Foreign currency fluctuation		(1,317,806)	162,642
Profit from units of adjustment		(448,829)	(65,041)
Net income before taxes		36,270,811	38,536,519
Income tax expense	9.3	(11,561,610)	(10,537,994)
Net income		24,709,201	27,998,525

Net income attributable
Net income attributable to equity holders of the parent		24,708,322	27,997,752
Net income attributable to non-controlling interests		879	773
Net income		24,709,201	27,998,525

Earnings per Share
Earnings per Series A Share		30.95	35.07
Earnings per Series B Share		34.05	38.58

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Comprehensive Income

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			01.01.2011
		01.01.2012	03.31.2011
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	NOTE	03.31.2012	(Unaudited)
		ThCh$	ThCh$
Net income		24,709,201	27,998,525
Foreign exchange translation adjustment, before taxes		(10,323,655)	9,647,214
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income		(358,648)	(280,355)
Comprehensive income		14,026,898	37,365,384
Comprehensive income attributable to:
Controlling shareholders		14,028,194	37,364,584
Non-controlling interests		(1,296)	800
Total comprehensive income		14,026,898	37,365,384

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

as of March 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		Other reserves
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2012	230,892,178	(22,459,879)	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—		24,708,322	24,708,322	879	24.709.201
Other comprehensive income	—	(10,680,128)	—	(10,680,128)	—	(10,680,128)	(2,175)	(10.682.303)
Comprehensive income	—	(10,680,128)	—	(10,680,128)	24,708,322	14,028,194	(1,296)	14.026.898
Total changes in equity	—	(10,680,128)	—	(10,680,128)	24,708,322	14,028,194	(1,296)	14,026,898
Ending balance at 03.31.2012	230,892,178	(33,140,007)	5,435,538	(27,704,469)	232,810,390	435,998,099	7,719	436,005,818

		Other reserves
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2011	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	27,997,752	27,997,752	773	27.998.525
Other comprehensive income	—	9,366,832	—	9,366,832	—	9,366,832	27	9.366.859
Comprehensive income	—	9,366,832	—	9,366,832	27,997,752	37,364,584	800	37.365.384
Total changes in equity	—	9,366,832	—	9,366,832	27,997,752	37,364,584	800	37,365,384
Ending balance at 03.31.2011 (Unaudited)	230,892,178	(12,215,593)	5,435,538	(6,780,055)	208,108,727	432,220,850	9,130	432,229,980

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Cash Flows

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			01.01.2011
Cash flows provided by (used in) Operating Activities	NOTE	01.01.2012 03.31.2012	03.31.2011 (Unaudited)
		ThCh$	ThCh$
Types of cash flows provided by Operating Activities
Receipts from customers		416,639,865	369,274,106
Charges for premiums, services, annual fees and other policy benefits		—	162,979
Types of cash flows used in Operating Activities
Supplier payments		(300,113,133)	(271,372,881)
Payroll		(27,758,475)	(25,067,500)
Other payments for operating activities (value-added taxes on purchases and sales and other)		(52,661,312)	(41,179,775)
Dividends received		725,000	—
Interest payments classified as from operations		(401,738)	(307,194)
Interest received classified as from operations		361,534	444,094
Income tax payments		(4,883,116)	(4,764,201)
Cash flows used in other operating activities		(1,039,785)	(788,089)
Net cash flows provided by Operating Activities		30,868,840	26,401,539
Cash flows provided by (used in) Investing Activities
Capital decrease in CMF S.A. and Sale of 43% interest in Vital S.A., net of cash previously held		1,150,000	5,355,930
Capital contribution to the associate Vital Jugos S.A.		—	(3,130,500)
Proceeds from sale of property, plant and equipment		8,824	75,072
Purchase of property, plant and equipment		(20,838,364)	(23,227,273)
Proceeds from the maturity of marketable securities		8,295,270	—
Purchase of marketable securities		(1,180,000)	(8,711,421)
Payments on forward, term, option and financial exchange agreements		(546,882)	(82,185)
Collections from forward, term, option and swap agreements		89,035	153,882
Net cash flows used in Investing Activities		(13,022,117)	(29,566,495)
Cash Flows provided by (used in) Financing Activities
Short-term loans obtained		30,767,971	16,421,829
Total proceeds from loans		30,767,971	16,421,829
Loan payments		(32,277,436)	(15,115,056)
Dividend payments by the reporting entity		(6,556,927)	(6,644,077)
Net cash flows used in Financing Activities		(8,066,392)	(5,337,304)
Decrease in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		9,780,331	(8,502,260)
Effects of variations in foreign exchange rates on cash and cash equivalents		(876,433)	767,432
Net decrease in cash and cash equivalents		8,903,898	(7,734,828)
Cash and cash equivalents — beginning of year	4	31,297,922	48,263,080
Cash and cash equivalents - end of year	4	40,201,820	40,528,252

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendency of Securities and Insurance (“SVS”) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil and Argentina. In Chile, the areas in which it has distribution franchises are the cities of Santiago, San Antonio and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. Licenses for the territories in Chile and Argentina expire in 2012.  The license for Brazil expires in 2013. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that the licenses will be renewed upon expiration based on similar terms and conditions.

At March 31, 2012, the Freire Group and related companies controlled the company with 54.97% of the outstanding voting shares.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91,144,000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Periods covered

These Consolidated Financial Statements encompass the following periods:

Intermediate Consolidated statements of financial position: At March 31, 2012 and December 31, 2011.

Intermediate Consolidated income statements by function and comprehensive income: For the periods from January 1 to March 31, 2012 and 2011 (Unaudited).

Intermediate Consolidated statements of cash flows : The periods from January 1 to March 31, 2012 and 2011 (Unaudited), using the “direct method”.

Consolidated statements of changes in equity:  Balances and activity between January 1 and March 31, 2012 and 2011 (Unaudited).

2.2                                       Basis of preparation

The Company’s Intermediate Consolidated Financial Statements for the periods ended March 31, 2012, and 2011 were prepared according to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of March 31, 2012 and December, 31 2011 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statement of changes in equity, and consolidated statements of cash flows, for the periods ended March 31, 2012 and 2011, were approved by the Board of Directors during session held on May 29, 2012.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

Certain reclassifications have been made in the year 2011, in order to allow a proper comparison with the financial statements of this period, the most significant of these reclassifications is for guarantee deposits during the year 2011 have become classified as current financial liabilities, and the presentation of deferred tax on a net basis.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

2.3                               Basis of consolidation

2.3.1                             Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of March 31, 2012 and December 31, 2011; and results of operations and cash flows for the periods ended March 31, 2012 and 2011. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances and unrealized gains in intra-group transactions are eliminated. Unrealized losses are also eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “net income attributable to non-controlling interests,” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating intra-group balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		03-31-2012			12-31-2011
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98	—	99.98	99.98
Foreign	Andina Empaques Argentina S.A.	99.90	0.09	99.99	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.00	99.99	99.99	0.00	99.99

2.3.2                     Equity method investments

Associates are all entities over which the Group exercises significant influence but does not have control. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Group’s share in income and losses subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Group and its associates are eliminated to the extent of the interest the Group holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted to assure uniformity with the policies adopted by the Group.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•                  Chile operations

•                  Brazil operations

•                  Argentina operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Company are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the Company’s functional currency and presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the income account by function.

The foreign exchange rates and values prevailing at the close of each fiscal year were:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	€ Euro
03.31.2012	487.44	267.52	111.31	22,533.51	649.83
12.31.2011	519.20	276.79	120.63	22,294.03	672.97

2.5.3                             Companies in the group

The financial position and results of operations of all companies in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the presentation currency are translated to the presentation currency in the following way:

(i)                         Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate at the reporting date;

(ii)                      Income and expenses of each income statement account are translated at the average foreign exchange rate; and

(iii)                   All resulting translation differences are recognized as other comprehensive income.

The Companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	Brazilian Real R$
Embotelladora del Atlántico S.A.	Argentine Peso A$

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. On disposal of the investment, those translation differences are recognized in the income statement as part of the loss or gain on the disposal of the investment.

2.6                                       Property, plant, and equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of items and government subsidies originating from the difference between the market interest rates of the financial liabilities and the preferential government credit rates. The historical cost also includes revaluations and price-level restatement of opening balances at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be determined reliably. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal period in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight line basis over the estimated useful life, which is the period during which the companies expect to use them.

The estimated years of useful life are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are revised and adjusted, if necessary, at each reporting date.

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Losses and gains on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

2.7                                     Intangible assets

2.7.1                             Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share in identifiable net assets of the subsidiary on the acquisition date.   The goodwill recognized separately is tested annually for impairment and is carried at cost, less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.7.2                             Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8                                       Impairment losses

Assets that have an indefinite useful life, such as land or goodwill, are not amortized and are tested annually, or whenever there are circumstances or events that indicate the existence of an impairment. Amortizable assets are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value  in use.

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that were impaired are reviewed at each reporting date to determine if impairment loss should be reversed.

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and accounts receivable, and assets hold until their maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets available for sale. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Assets in this category are classified as current assets.

Losses or gains from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they occur.

2.9.2                             Loans and accounts receivable

Loans and accounts receivable are not quoted on an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position.

2.9.3                             Other financial assets

Other Financial Assets corresponds to bank deposits that the Group’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date.

Accrued interests are recognized in the consolidated income statement under finance income during the year in which they occur.

2.10                                Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign currency exchange rate risk and the price of raw materials and thus materially offset the risks that are hedged.

The derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “foreign exchange difference”.

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company had a total liability related to its foreign exchange derivatives contracts of ThCh$389,596, which are classified within the other current financial liabilities and are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:       Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:       Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as price) or indirectly (i.e. derived from a price).

Level 3:       Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the period ended March 31, 2012, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2.

2.11                                Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead(based on a operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and aging of the items involved.

2.12                                Trade receivable

Trade accounts receivable are recognized initially at their nominal value, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand, time deposits in banks and other short-term, highly liquid investments with purchased original maturities of three months or less.

2.14                                Bank and debt security debt

Bank funding such as debt securities issued are initially recognized at fair value, net transaction costs. Liabilities with third parties are later valued at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the income statement during the term of the debt using the effective interest rate method.

2.15                        Government subsidies

Government subsidies are recognized at their fair value when it is sure that the subsidy will be received and that the Group will meet all the established conditions.

Official cost-related subsidies are deferred and recognized in the income account for the period required to correlate them to the costs to be offset.

Official subsidies for the purchase of property, plant and equipment are shown by deducting the item from property, plant and equipment and crediting the income accounts on a straight-line basis during the estimated useful lives of those assets.

2.16                                Income tax and deferred taxes

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the rules of the respective countries.

Deferred taxes are calculated using the balance sheet - liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the annual consolidated accounts.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

Deferred taxes for temporary differences deriving from investments in subsidiaries and associates are recognized except when the Company can control the timing when the temporary differences will be reversed and it is likely that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company has established a provision to cover employee indemnities that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on indemnities because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the directives of this plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities

2.18                                Provisions

Provisions for litigation are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19                                 Operating leases

The operating lease payments are recognized as expenses in the linear income statement over the lease term.

2.20                                Deposits for returnable containers

This is a liability comprised of cash collateral received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. Estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors at their premises, the estimated amount of bottles in circulation and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as a current liability because the Company does not have a legal ability to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Income is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Income is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes income when the amount of income can be reliably measured and it is probable that the future economic benefits will flow to the Company.

2.22                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.23                                Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.23.1              Estimated impairment loss on goodwill

The Company annually tests whether goodwill has suffered an impairment loss. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning.  Therefore, management evaluates and updates estimations from time to time according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.  Free cash flows in Brazil and Argentina were discounted at a rate of 15%, and there was a gain on the respective assets, including the goodwill of the Brazilian and Argentine subsidiaries.

2.23.2                      Provision for doubtful receivables

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$96,534, 057 at March 31, 2012 (ThCh$114,618,699 at December 31, 2011), net of an allowance for doubtful accounts provision of ThCh$1,596,503 at March 31, 2012 (ThCh$1,544,574 at December 31, 2011). Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.23.3                      Property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. The Company reviews the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Company estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.23.4                      Liabilities for returnable container collateral

The Company records a liability represented by deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given as a loan to customers and distributors, estimates of bottles in circulation and a weighted average historical cost per bottle or case. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the synchronization of disbursements.

2.24                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The following IFRS and Interpretations have been published:

New Standards	Mandatory Effective Date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2015
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013

IFRS 9 “Financial Instruments”

This Standard introduces new requirements for the classification and measurement of financial assets and early application is permitted.  All financial assets must be classified in their entirety on the basis of the company’s business model for financial asset management and the characteristics of contractual cash flows of financial assets.  Under this standard, financial assets are measured at the amortized cost or fair value.  Only financial assets classified as measured at the amortized cost must be impairment-tested.  This standard applies to years beginning on or after January 1, 2015, and it can be adopted earlier.

IFRS 10 “Consolidated Financial Statements” / IAS 27 “Separate Financial Statements”

This Standard supersedes the part of IAS 27 on Separate and Consolidated Financial Statements that spoke of accounting for consolidated financial statements.  It also includes matters in SIC-12, Special-Purpose Entities. IFRS 10 establishes one single control model that applies to all entities (including special purpose or structured entities).  The changes made by IFRS 10 will require that management exercise significant professional judgment in determining which entity is controlled and which must be consolidated.

IFRS 11 “Joint Arrangements”/ IAS 28 “Investments in Associates and Joint Ventures”

IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Joint Venturers.  IFRS 11 uses some of the terms used in IAS 31, but with different meanings.  IAS 31 identifies 3 types of joint ventures, but IFRS 11 only considers of 2 types (joint ventures and joint operations) when there is a joint control.  Since IFRS 11 uses the IFRS 10 principle of control to identify control, determining whether there is a joint control can change.  Moreover, IFRS 11 takes away the alternative of accounting for jointly controlled entities (JCEs) using a proportional consolidation.  Instead, JCEs meeting the definition of joint ventures must be accounted for using the equity method.  An entity must recognize the assets, liabilities, income and expenses, if any, of joint operations, which include jointly controlled assets, former jointly controlled operations and former JCEs.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all consolidation-related disclosures that were previously in IAS 27 as well as all disclosures previously included in IAS 31 and IAS 28.  These disclosures relate to the interests in related companies, joint arrangements, associates and structured entities.  A number of new disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a new guide on how to measure fair value, when required or permitted by IFRS.  When an entity must use the fair value remains the same.  The standard changes the definition of fair value—Fair Value:  The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  Some new disclosures are also added.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements.

Improvements and amendments	Mandatory Effective date
IAS 1 Presentation of Financial Statements — Presentation of Other Comprehensive Income Components	July 1, 2012
IAS 12 Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IAS 19 Employee benefits (2011)	January 1, 2013
IAS 32 Financial Instruments Presentation	January 1, 2014

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has  no impact on the Company´s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012. These amendments must be incorporated obligatorily for years beginning on or after July 1, 2012.  They can be applied early, which must be disclosed.

IAS 12 “Income Taxes”

IAS 12 introduces a refutable presumption that deferred taxes on investment properties, measured using a fair value model, will be recognized on a sale presumption basis unless the entity has a business model that can show that the investment properties will be consumed through the business throughout its economic cycle.  If it is consumed, a consumption basis must be adopted.  The improvement also introduces the requirement that deferred taxes on non-depreciable assets measured using the revaluation model of IAS 16 must also be measured on a sales basis.  It must be applied for years starting on or after January 1, 2012.

IAS 19 “Employee Benefits”

On June 16, 2011, the IASB published changes to IAS 19, Employee Benefits, which changed the accounting of defined benefit plans and termination benefits.  The changes require recognizing changes in the liability for defined benefits and in the assets of the plan when those changes occur.  The recognition of costs of past services is accelerated.  The changes in the liability for defined benefits and the assets in the plan are disaggregated into three components:  service costs, net interest on net (assets) liabilities for defined benefits and re-measurement of net (assets) liabilities for defined benefits.  The net interest is calculated using a rate of return on high quality corporate bonds.  This could be lower than the rate actually used to calculate the expected return on the plan’s assets and result in a reduction in fiscal year profit.  The changes take effect for years starting on or after January 1, 2013 and they can be applied early.  A retroactive application is required, with certain exceptions.

IAS 32 “Financial Instruments Presentation”

The changes to IAS 32, issued in December 2011, are intended to clarify differences in how it applies to compensation and to reduce the level of diversity in actual practice.  The standard applies effective January 1, 2014 and it can be adopted early.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements.

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments”, that establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The Company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are disclosed coherently with the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors, which makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

The three operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The expenses and income associated with corporate management were assigned to the Chilean operation in the operating segments soft drinks.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

For the period ended March 31, 2012	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	89,110,633	76,295,911	124,221,884	289,628,428
Interest income, total for segments	192,549	148,343	379,959	720,851
Interest expense, total for segments	(1,342,839)	(383,333)	(104,316)	(1,830,488)
Interest income, net, total for segments	(1.150.290)	(234,990)	275,643	(1,109,637)
Depreciation and amortization, total for segments	(4.930.879)	(2,443,042)	(4,543,200)	(11,917,121)
Sums of significant income items, total	(76,578,045)	(69,230,006)	(106,084,418)	(251,892,469)
Net income of the segment reported, total	6,451,419	4,387,873	13,869,909	24,709,201

Share of the entity in income of associates accounted for using the equity method, total	853,090	—	481,674	1,334,764
Income tax expense (income), total	(1,911,216)	(2,530,106)	(7,120,288)	(11,561,610)

Segment assets, total	330,988,903	109,804,674	284,006,885	724,800,462
Carrying amount in associates and joint ventures accounted for using the equity method, total	37,678,958	—	23,385,271	61,064,229
Capital expenditures and other	9,017,674	4,428,647	7,392,043	20,838,364
Segments Liabilities, total	160,757,586	54,304,068	73,732,991	288,794,645

Cash flows provided by Operating Activities	16,251,222	5,308,646	9,308,972	30,868,840
Cash flows used in Investing Activities	(714,276)	(4,934,805)	(7,373,036)	(13,022,117)
Cash flows used in Financing Activities	(6,600,857)	(1,391,375)	(74,160)	(8,066,392)

For the period ended March 31, 2011	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	76,508,436	55,877,319	118,390,444	250,776,199
Interest income, total for segments	289,207	29,868	340,948	660,023
Interest expense, total for segments	(1,291,397)	(283,525)	(220,723)	(1,795,645)
Interest income, net, total for segments	(1,002,190)	(253,657)	120,225	(1,135,622)
Depreciation and amortization, total for segments	(3,666,637)	(1,731,775)	(3,729,302)	(9,127,714)
Sums of significant income items, total	(61,386,925)	(50,196,582)	(100,930,831)	(212,514,338)

Net income of the segment reported, total	10,452,684	3,695,305	13,850,536	27,998,525

Share of the entity in income of associates accounted for using the equity method, total	688,475	—	(475,923)	212,552
Income tax expense (income), total	(1,730,579)	(1,991,193)	(6,816,222)	(10,537,994)

Segment assets, total	330,244,281	85,953,166	283,409,225	699,606,672
Carrying amount in associates and joint ventures accounted for using the equity method, total	36,852,675	—	25,403,075	62,255,750

Capital expenditures and other	20,385,679	2,874,838	3,095,978	26,356,495
Segments Liabilities, total	165,669,080	42,370,573	67,736,364	275,776,017

Cash flows provided by Operating Activities	22,421,457	323,791	3,656,291	26,401,539
Cash flows used in Investing Activities	(23,666,058)	(2,804,459)	(3,095,978)	(29,566,495)
Cash flows provided by (used in) Financing Activities	(6,778,077)	1,512,433	(71,660)	(5,337,304)

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of March 31, 2012 and December 31, 2011:

Description	03.31.2012	12.31.2011
By item	ThCh$	ThCh$
Cash	142,831	138,410
Bank balances	16,475,137	16,326,710
Time deposits	4,480,710	243,991
Money market funds	19,103,142	14,588,811
Cash and cash equivalents	40,201,820	31,297,922

By currency	ThCh$	ThCh$
Dollar	6,133,774	2,724,252
Euro	16	243,991
Argentine Peso	3,652,702	5,020,278
Chilean Peso	11,920,489	6,340,907
Real	18,494,839	16,968,494
Cash and cash equivalents	40,201,820	31,297,922

4.1             Time deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at March 31, 2012 and December 31, 2011:

Placement	Entity	Currency	Principal	Annual Rate	03.31.2012
			ThCh$	%	ThCh$
03-27-2012	Banco Itaú — Chile	Chilean Pesos	2,600,000	6.12	2,601,765
03-27-2012	Banco BBVA — Chile	Chilean Pesos	1,858,900	6.18	1,860,176
03-25-2012	Banco Votorantim - Brazil	Real	18,763	8.82	18,769

		Total			4,480,710

Placement	Entity	Currency	Principal	Annual Rate	12.31.2011
			ThCh$	%	ThCh$
12-29-2011	Banco BBVA — Chile	Euros	243,449	0.35	243,991

		Total			243,991

4.2             Money Market

Money market mutual fund shares are valued at the share value at the close of each fiscal period. Below is a description for the end of each period:

Institution	03.31.2012	12.31.2011
	ThCh$	ThCh$
Itaú money market funds — Chile	2,711,595	2,093,339
Fondo money market funds — Brazil	12,253,863	6,281,070
BBVA money market funds — Chile	—	770,000
Western Assets Institutional Cash	2,302,019	2,877,501
Wells Fargo money market funds	488	—
Banco Galicia money market funds	1,835,177	2,566,901

Total mutual funds	19,103,142	14,588,811

NOTE 5 —            OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at March 31, 2012 and December 31, 2011, other than cash and cash equivalents.  They consist of time deposits expiring in the short term (more than 90 days) and restricted mutual funds.  The detail of financial instruments is detailed as follows:

Time deposits

Placement	Maturity				Annual	Balance at
date	date	Entity	Currency	Principal	Rate	3.31.2012
				ThCh$	%	ThCh$
02-17-2012	04-17-2012 (1)	Banco Galicia - Argentina	Ar$	344,909	15.50	367,672
02-22-2012	04-23-2012 (1)	Banco Galicia - Argentina	Ar$	333,588	15.00	338,770
12-21-2011	05-09-2012	Banco Corpbanca - Chile	UF	2,500,000	5.00	2,564,778
12-21-2011	05-09-2012	Banco Chile — Chile	UF	2,500,000	4.70	2,562,649
01-31-2012	05-09-2012	Banco Santander - Chile	UF	1,180,000	2.57	1,191,672

				Total		7,025,541

Mutual Funds

Institution		03.31.2012
		ThCh$
Banco Galicia money market fund (1)		1,972,268
	Subtotal	1,972,268

Total other current financial assets	Total	8,997,809

Time deposits

Placement	Maturity				Annual	Balance at
date	date	Entity	Currency	Principal	Rate	12.31.2011
				ThCh$	%	ThCh$
08/04/2011	01/18/2012	Banco BBVA- Chile	UF	4,000,000	3.44	4,119,995
08/04/2011	01/18/2012	Banco Estado — Chile	UF	4,000,000	3.48	4,138,046
12/21/2011	05/09/2012	Banco Corpbanca — Chile	UF	2,500,000	5.00	2,505,892
12/21/2011	05/09/2012	Banco Chile — Chile	UF	2,500,000	4.70	2,505,684
12/16/2011	02/20/2012 (1)	Banco Galicia - Argentina	Ar$	711,717	20.00	716,403
03/25/2011	03/20/2012	Banco Votorantin - Brazil	R$	17,759	8.82	19,007
				Subtotal		14,005,027

Mutual Funds

Institution		12.31.2011
		ThCh$
Banco Galicia money market fund (1)		1,656,156
	Subtotal	1,656,156

Total other current financial assets	Total	15,661,183

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company.

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1  Other current non-financial assets

Description	03.31.2012	03.31.2011
	ThCh$	ThCh$
Prepaid insurance	816,483	77,228
Prepaid expenses	2,963,099	2,933,946
Fiscal credit remaining	13,533,332	11,704,342
Other current assets	48,230	45,342
Total	17,361,144	14,760,858

Note 6.2  Other non-current, non-financial assets

Description	03.31.2012	12.31.2011
	ThCh$	ThCh$
Prepaid expenses	2,528,175	2,275,128
Fiscal credit	6,326,843	6,529,944
Judicial deposits(1)	20,433,121	19,989,604
Other	1,482,469	1,399,133
Total	30,770,608	30,193,809

(1)         See note 21.2

NOTE 7 —  TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	03.31.2012		12.31.2011
Description	Current	Non-current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	58,692,174	1,229	71,818,536	—
Notes receivables	11,228,213	6,951,680	14,932,418	7,175,660
Other accounts receivable	21,257,264	—	22,236,659	—
Allowance for doubtful accounts	(1,596,503)	—	(1,544,574)	—
Total	89,581,148	6,952,909	107,443,039	7,175,660

The change in the allowance for doubtful accounts between January 1 and March 31, 2012 and January 1 and December 31,2011 is presented below:

Item	03.31.2012	12.31.2011
	ThCh$	ThCh$
Initial balance	1,544,574	1,225,556
Bad debt expense	377,018	1,610,540
Use of allowance	(241,829)	(1,368,084)
Increase (decrease) because of foreign exchange	(83,260)	76,562
Movement	51,929	319,018
Ending balance	1,596,503	1,544,574

NOTE 8 —  INVENTORY

The composition of inventory balances is detailed as follows:

Description	03.31.2012	12.31.2011
	ThCh$	ThCh$

Raw materials	23,553,498	29,518,840
Merchandise	8,275,562	6,949,830
Production inputs	1,306,469	1,386,122
Products in progress	215,250	256,273
Finished goods	13,913,747	11,215,868
Spare parts	9,487,635	8,136,491
Other inventory	427,111	765,020
Obsolescence allowance (1)	(1,603,955)	(741,786)
Balance	55,575,317	57,486,658

The cost of inventory recognized as a cost of sales totaled ThCh$169,808,197 and ThCh$145,494,776 (unaudited) at March 31, 2012 and 2011, respectively.

(1)  The provision for obsolescence is primarily related to the obsolescence of parts classified as inventory and less finished goods and raw materials.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES

At the close of the 2012 fiscal period, the Company had a taxable profits fund for ThCh$55,376,691, comprised of profits with credits for first category income tax amounting to ThCh$49,383,128 and profits with no credit amounting to ThCh$5,993,563.

9.1          Current tax assets

Current tax receivables break down as follows:

Item	03.31.2012	12.31.2011
	ThCh$	ThCh$

Monthly provisional payments	925,890	1,646,502
Tax credits (1)	891,663	817,064
Other tax assets	336,806	—
Total	2,154,359	2,463,566

(1)    That item corresponds to income tax credits on account of training expenses, purchase of property, plant and equipment and donations.

9.2          Current tax liabilities

Current tax payables correspond to the following items

Item	03.31.2012	12.31.2011
	ThCh$	ThCh$
Income tax	4,522,766	3,459,329
Other	571,049	361,918
Balance	5,093,815	3,821,247

9.3             Tax expense

The current and deferred income tax expenses for the periods ended March 31, 2012 and 2011 are detailed as follows:

Item	03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Current tax expense	8,697,277	8,188,205
Adjustment to current tax from the previous fiscal year	256	—
Other current tax expenses	322,703	344,823
Current tax expense	9,020,236	8,533,028

Deferred tax expenses	2,541,374	2,004,966

Income tax expense	11,561,610	10,537,994

9.4          Deferred taxes

The net cumulative balances of temporary differences created deferred tax assets and liabilities, which are shown below:

	03.31.2012		03.12.2011
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	205,462	21,503,355	897,101	22,769,301
Impairment accrual	687,910	—	865,769	—
Employee benefits	813,416	—	1,462,239	—
Post-employment benefits	82,441	496,070	—	510,613
Tax losses	847,429	—	705,861	—
Contingency provision	2,554,931	—	2,215,553	—
Foreign exchange rate difference (Brazilian debt)	—	11,673,200	—	11,698,815
Allowance for doubtful accounts	159,134	—	368,947	—
Tax income for inventory holding (Argentina)	984,126	—	1,066,527	—
Tax incentives	—	9,267,569	—	7,900,864
Other	994,941	1,444,094	478,230	426,124
Subtotal	7,329,790	44,384,288	8,060,227	43,305,717
Net Liabilities	—	37,054,498	—	35,245,490

9.5          Deferred tax liability movement

Movement in deferred liability accounts is detailed as follows:

Item	03.31.2012	12.31.2011
	ThCh$	ThCh$
Initial Balance	35,245,490	35,600,739
Increase in deferred tax liabilities	2,900,022	2,309,907
Sale of ownership interest in Vital S.A.	—	(947,445)
Decrease due to foreign currency translation	(1,091,014)	(1,717,711)
Movements	1,809,008	(355,249)
Ending balance	37,054,498	35,245,490

9.6             Distribution of domestic and foreign tax expenses

As of March 31, 2012 and 2011, domestic and foreign tax expenses are detailed as follows:

Income tax	03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Current taxes
Foreign	(7,440,621)	(6,763,087)
Domestic	(1,579,615)	(1,769,941)
Current tax expense	(9,020,236)	(8,533,028)

Deferred taxes
Foreign	(2,209,773)	(2,044,328)
Domestic	(331,601)	39,362
Deferred tax expense	(2,541,374)	(2,004,966)
Income tax expense	(11,561,610)	(10,537,994)

9.7             Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Income before taxes	36,270,811	38,536,519
Tax expense at legal rate (18,5%)	(6,710,100)	—
Tax expense at legal rate (20%)	—	(7,707,304)
Effect of tax rate in other jurisdictions	(4,233,151)	(3,601,540)

Permanent differences:
Non-taxable revenues	966,507	911,961
Non-deductible expenses	(1,190,499)	(603,158)
Other increases (decreases) in charge for legal taxes	(394,367)	462,047
Adjustments to tax expenses	(618,359)	770,850

Tax expense at the effective rate	(11,561,610)	(10,537,994)
Effective rate	31.9%	27.3%

Below are the income tax rates applicable in each jurisdiction where the Company does business:

Country	Tasa
Chile	18.5%
Brazil	34%
Argentina	35%

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are itemized below for the close of each fiscal period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	03.31.2012	12.31.2011	03.31.2012	12.31.2011	03.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	47,856,585	47,924,160	—	—	47,856,585	47,924,160
Land	34,092,586	34,838,977	—	—	34,092,586	34,838,977
Buildings	94,714,423	93,603,989	(27,705,487)	(28,249,427)	67,008,936	65,354,562
Plant and equipment	262,934,953	264,342,629	(152,857,724)	(155,026,259)	110,077,229	109,316,370
Information technology	8,519,127	11,416,373	(6,401,445)	(9,273,033)	2,117,682	2,143,340
Fixed facilities and accessories	28.402.019	29,878,815	(13,510,891)	(14,428,606)	14,891,128	15,450,209
Vehicles	4,802,722	4,871,319	(2,981,142)	(2,932,515)	1,821,580	1,938,804
Improvements to leased property	148,341	153,483	(128,276)	(129,503)	20,065	23,980
Other property, plant and equipment (1)	249.176.699	250,672,995	(176,604,894)	(177,598,930)	72,571,805	73,074,065
Total	730,647,455	737,702,740	(380,189,859)	(387,638,273)	350,457,596	350,064,467

(1)         Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.  The net balance of each of these categories at March 31, 2012 and December 31, 2011 is detailed as follows:

Other property, plant and equipment	03.31.2012	12.31.2011
	ThCh$	ThCh$
Bottles	44,521,346	43,138,347
Marketing and promotional assets	22,617,706	23,218,456
Other property, plant and equipment	5,432,753	6,717,262
Total	72,571,805	73,074,065

The Company has an insurance to protect its property, plant and equipment and its inventory from potential losses.The geographic distribution of those assets is detailed as follows:

Chile: Santiago, Puente Alto, Maipú, Renca, Rancagua and San Antonio

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and March 31, 2012 and January 1 and December 31, 2011:

For the period ended 03.31.2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350.064.467
Additions	7,039,902	—	662,198	3,585,348	262,565	855	13,373	—	9,073,984	20.638.225
Disposals	—	—	—	—	—	—	—	—	(12,903)	(12.903)
Transfers between items of property, plant and equipment	(6,514,742)	—	3,452,299	4,357,638	24,871	48,937	—	—	(1,369,003)	—
Depreciation expense	—	—	(456,293)	(4,738,036)	(226,955)	(427,852)	(97,824)	(3,216)	(5,847,729)	(11.797.905)
Increase (decrease) in foreign currency translation	(592,735)	(746,391)	(2,003,830)	(2,438,631)	(68,049)	(179,006)	(32,773)	(699)	(1,946,216)	(8.008.330)
Other increases (decreases)	—	—	—	(5,460)	(18,090)	(2,015)	—	—	(400,393)	(425.958)
Total movements	(67,575)	(746,391)	1,654,374	760,859	(25,658)	(559,081)	(117,224)	(3,915)	(502,260)	393.129
Ending balance	47,856,585	34,092,586	67,008,936	110,077,229	2,117,682	14,891,128	1,821,580	20,065	72,571,805	350.457.596

For the year ended 12.31.2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291.482.180
Deconsolidation of Vital S.A. because control was lost	—	(1,789,538)	(5,234,227)	(6,749,334)	—	—	—	—	(732,167)	(14.505.266)
Additions	52,845,762	(973)	2,076,108	30,838,285	601,044	45,516	499,615	—	31,524,654	118.430.011
Disposals	(13,506)	(120,727)	(762,174)	(17,571)	(185)	(30,395)	—	—	(49,852)	(994.410)
Transfers between items of property, plant and equipment	(28,409,020)	283,495	8,785,405	21,589,748	398,449	1,810,434	14,956	—	(4,473,467)	—
Depreciation expense	—	—	(2,022,571)	(13,713,542)	(931,282)	(1,117,400)	(379,172)	(21,250)	(20,650,320)	(38.835.537)
Increase (decrease) in foreign currency translation	(24,574)	(67,205)	(179,705)	(542,938)	6,023	26,995	(1,980)	307	(280,024)	(1.063.101)
Other increases (decreases)	18,988	10,122	(290,200)	35,876	(44)	(1,569,095)	(64,663)	—	(2,590,394)	(4.449.410)
Total movements	24,417,650	(1,684,826)	2,372,636	31,440,524	74,005	(833,945)	68,756	(20,943)	2,748,430	58.582.287
Ending balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350.064.467

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of March 31, 2012 and December 31, 2011 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2012	12.31.2011
					ThCh$	ThCh$

96.714.870-9	Coca-Cola de Chile S. A.	Shareholder	Chile	Chilean peso	5,131,168	6,014,176
86.881.400-4	Envases CMF S. A.	Associate	Chile	Chilean peso	—	338,765
93.473.000-3	Embotelladoras Coca-Cola Polar S.A.	Related to shareholder	Chile	Chilean peso	400,414	66,052
		Total			5,531,582	6,418,993

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2012	12.31.2011
					ThCh$	ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	9,312	11,187

		Total			9,312	11,187

11.2           Accounts Payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2012	12.31.2011
					ThCh$	ThCh$
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Argentine peso	5,949,277	962,725
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Real	3,349,574	6,287,520
96.705.990-0	Envases Central S.A.	Associate	Chile	Chilean peso	1,845,967	2,200,977
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean peso	1,525,649	—
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Chilean peso	592,961	732,249
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Chilean peso	1,539,119	1,175,567

		Total			14,802,547	11,359,038

11.3           Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 03.31.2012
						ThCh$
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Sale of raw materials	Chilean peso	1,656,527
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Purchase of finished products	Chilean peso	5,850,787
93.473.000-3	Embotelladoras Coca-Cola Polar S.A.	Related to shareholder	Chile	Sale of raw materials	Chilean peso	266,037
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	7,017,400
96.705.990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean peso	1,042,793
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	40,448,595
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	2,020,026
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	4,064,777
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	512,834
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	1,941,885
Extranjera	Recofarma do Industrias Amazonas Ltda	Related to shareholder	Brazil	Concentrate purchase	Real	23,330,348
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	2,735,393
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Real	4,961,085
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine peso	16,543,427
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and other	Argentine peso	694,332
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine peso	1,832,356
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	19,184,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	19,954,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	223,027
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	281,693
79.753.810-8	Claro y Cia .	Related to partner	Chile	Legal Counsel	Chilean peso	348,413
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean peso	257,762

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2011
						ThCh$
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Sale of raw materials	Chilean peso	5,589,681
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Collection of loans	Chilean peso	3,102,400
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Purchase of finished products	Chilean peso	21,687,373
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Loan granted	Chilean peso	2,600,000
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	19,170,427
96.705.990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean peso	3,345,527
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	66,279,629
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	2,300,351
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of marketing services	Chilean peso	791,098
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean peso	6,147,836
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	10,574,791
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	1,294,064
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	6,191,936
Foreign	Recofarma do Industrias Amazonas Ltda	Related to shareholder	Brazil	Concentrate purchase	Real	83,833,396
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	1,371,278
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Real	18,489,621
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine peso	50,482,708
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and other	Argentine peso	2,099,957
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine peso	5,078,692
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investments in time deposits	Chilean peso	723,921
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Bank loans	Chilean peso	3,498,249
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	1,434,234
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Payment of bank loans	Chilean peso	3,498,249
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	1,330,544
79.753.810-8	Claro y Cia .	Related to director	Chile	Legal Counsel	Chilean peso	246,548
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean peso	355,460

11.4                                Payroll and benefits of the Company’s key employees

Salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Executive wages, salaries and benefits	1,928,313	937,123
Director allowances	276,000	276,000
Total	2,204,313	1,213,123

NOTE 12 —  EMPLOYEE BENEFITS

As of March 31, 2012 and December 31, 2011, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$2,360,098 and ThCh$6,354,817 respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1        Personnel expenses

Personnel expenses included in the statement of consolidated comprehensive income were:

Description	03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$

Wages and salaries	25,049,252	20,458,830
Employee benefits	6,506,252	4,765,009
Severance and post-employment benefits	615,221	466,564
Other personnel expenses	1,554,348	1,149,638
Total	33,725,073	26,840,041

12.2        Post-employment benefits

This item represents the employee severance indemnities valued pursuant to Note 2.17.

Post-employment benefits	03.31.2012	12.31.2011
	ThCh$	ThCh$

Non-current provision	5,330,925	5,130,015
Total	5,330,925	5,130,015

12.3        Post-employment benefit movement

The movements of post-employment benefits for the period ended March 31, 2012 and the year ended December 31, 2011 are detailed as follows:

Movements	03.31.2012	12.31.2011
	ThCh$	ThCh$

Initial balance	5,130,015	7,256,590
Service costs	57,824	288,386
Interest costs	39,050	471,678
Net actuarial losses	157,968	1,310,764
Benefits paid	(53,932)	(4,197,403)
Ending balance	5,330,925	5,130,015

12.4        Assumptions

The actuarial assumptions used at March 31, 2012 and December 31, 2011 were:

Assumption	2012	2011

Discount rate (1)	6.5%	6.5%
Expected salary increase rate (1)	5.0%	5.0%
Turnover rate	6.6%	6.6%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendency of Securities and Insurance.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

13.1        Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Investment Cost		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	03.31.2012	12.31.2011	03.31.2012	12.31.2011
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A.	Chile	Chilean peso	17,418,577	16,824,399	50.00%	50.00%
93.899.000-K	Vital Jugos S.A.	Chile	Chilean peso	12,797,186	12,568,269	57.00%	57.00%
76.389.720-6	Vital Aguas S.A.	Chile	Chilean peso	3,021,884	2,952,050	56.50%	56.50%
96.705.990-0	Envases Central S.A.	Chile	Chilean peso	4,441,311	4,223,890	49.91%	49.91%
Foreign	Kaik Participacoes Ltda.	Brazil	Real	1,280,747	1,304,027	11.31%	11.31%
Foreign	Sistema de Alimentos de Bebidas Do Brazil Ltda.	Brazil	Real	9,948,450	9,766,182	5.74%	5.74%
Foreign	Holdfab2 Participacoes Societarias Ltda.	Brazil	Real	12,156,074	12,652,149	36.40%	36.40%

	Total			61,064,229	60,290,966

13.2                        Movement

The movement of investments in associates recorded using the equity method is shown below, for the period ended March 31, 2012 and the year ended December 31, 2011:

Details	03.31.2012	12.31.2011
	ThCh$	ThCh$
Initial Balance	60,290,966	50,754,168
Incorporation of Vital Jugos S.A.	—	13,114,268
Capital increases in equity investees	—	4,527,000
Sale of 43% ownership interest in Vital Jugos S.A.	—	(6,188,675)
Dividends received	—	(2,786,957)
Share in operating income	1,570,709	2,541,186
Goodwill in sale of property plant and equipment to Envases CMF	21,316	85,266
Decrease in foreign currency translation	(818,762)	(621,861)
Capital decrease (return of capital) in Envases CMF S.A.	—	(1,150,000)
Other, nets	—	16,571
Ending balance	61,064,229	60,290,966

The main movements for the periods ended 2012 and 2011 are detailed as follows:

•             A special shareholders meeting of Vital S.A., our subsidiary, held on January 5, 2011, approved a capital increase of ThCh$1,278,000, which was paid in full on January 7, 2011.  It also approved changing the name of the company to Vital Jugos S.A.

•             On January 21, 2011, our subsidiaries Andina Bottling Investments S.A. and Andina Inversions Societarias S.A. together sold a 43% ownership interest in Vital Jugos S.A. to Embotelladoras Coca-Cola Polar S.A., (15%) and Coca-Cola Embonor S.A. (28%), for an amount of ThCh$6,841,889, resulting in a gain of ThCh$ 653,214 which is presented as Other gains (losses) in the income statement.

•             As a result of the transactions, the Andina group lost control of Vital Jugos S.A., given that despite maintaining 57% owneship, substantive participating rights exist on behalf of the other shareholders in that at least one vote is required from the rest of the bottlers of Coca-Cola system for decision-making of financial policies and operation of the business. Accordingly, beginning on January 1, 2011, Vital Jugos S.A., is treated as investments accounted for using the equity method, being excluded from the consolidation.  Additionally, because of the loss of control of Vital Jugos S.A. and in accordance to IAS 27 guidelines “Consolidated and Separate Financial Statements” , the difference between the estimated fair value and the book value of the investment remaining in the Company’s possession (amounting to ThCh$867,414) was recognized as a component of “Share in profit (loss) of equity method investees” within the income statement.

•             During the months of March and April 2011, capital contributions were made to Vital Jugos S.A., for a total amount of ThCh$3,249,000.

•             During 2011, Sucos del Valle do Brazil Ltda. changed its name to Sistema de Alimentos de Bebidas do Brazil Ltda. and merged with Mais Industrias de Alimentos S.A. that same year. Rio de Janeiro Refrescos Ltda. held an interest of 6.16% in both companies, but after the corporate restructuring, basically to capitalize income, that share fell to 5.74%.

•             During the period ended December 31, 2011 and 2010, the Company has received dividends from its equity investee, Envases CMF S.A. amounting to ThCh$2,786,957 and ThCh$1,379,837 respectively.

•             The Special Shareholders Meeting of Envases CMF S.A. approved a capital decrease amounting to ThCh$2,300,000, of which the Company is entitled to receive ThCh$1,150,000, which is presented under Accounts Receivable from Related Companies

•             On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”).  Polar is also a Coca-Cola bottler, with its operations in Chile and Paraguay.

The terms of the merger prescribe the exchange of newly issued Company shares at a rate of 0.33269 Series A shares and 0.33269 Series B shares, for each outstanding share of Polar.  This exchange rate implies that the current shareholders of Polar will acquire a 19.68% interest in the Company.

Prior to closing the merger, and subject to the approval by of each of the respective shareholders’ meetings, Andina and Polar will each distribute dividends to their shareholders, in addition to those already declared and distributed as of December 31, 2011.  Company dividends will amount to Ch$28,155,862,307 and Ch$29,565,609,857, respectively, which represents Ch$35.27 per Series A share and Ch$38.80 per Series B share.

Closing of the merger first requires the approval of the Chilean Superintendence of Securities and Insurance, the Boards of Directors and shareholders of both companies, and the Coca-Cola Company.  It also requires registration of new shares to be issued in the exchange.  The merger is scheduled to close before August 31, 2012.

Based on the historical results for the year ended December 31, 2011, the merged entity would have pro-forma net revenues of approximately US$2.643 million, becoming one of the largest Coca-Cola bottlers in Latin America with operations in Argentina, Brazil, Chile and Paraguay

13.3 Reconciliation of Income by Investment in Associates:

Details	03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Equity in income of associates	1,570,709	510,102

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventory)	(257,262)	(318,867)

Amortization of gain sale of property plant and equipment Envases CMF	21,317	21,317

Income Statement Balance	1,334,764	212,552

13.4     Summmary information of associate:

The attached table presents summarized information regarding the Company´s equity investees as of March 31, 2012 :

	Envases CMF S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.	Kaik Participacoes Ltda.	Sistema de alimentos de bebidas do Brazil Ltda.	Holfab 2 Participacoes Societarias Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	50,862,113	33,383,791	8,368,085	17,691,465	11,314,273	244,138,295	34,037,464
Total liabilities	14,447,530	12,365,784	3,019,617	8,265,572	54	108,364,060	637,729
Total revenue	12,949,396	11,999,921	3,880,336	9,968,014	—	121,609,658	—
Gain (loss) of associate	1,145,723	401,609	123,600	435,626	133,750	2,609,774	(73,890)

Reporting date	03.31.2012	03.31.2012	03.03.2012	03.31.2012	02.29.2012	02.29.2012	02.29.2012

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets not considered as goodwill

Intangible assets not considered as goodwill as of the end of each period are detailed as follows:

	March 31, 2012			December 31, 2011
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	514,876	(97,565)	417,311	526,342	(103,879)	422,463
Software	9,078,155	(8,317,277)	760,878	8,974,534	(8,258,140)	716,394
Total	9,593,031	(8,414,842)	1,178,189	9,500,876	(8,362,019)	1,138,857

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to March 31, 2012 and January 1 to December 31, 2011:

	March 31, 2012			December 31, 2011
	Water			Water
Description	rights	Software	Total	rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	422,463	716,394	1,138,857	428,626	936,969	1,365,595
Additions	—	124,602	124,602	—	418,182	418,182
Amortization	(1,732)	(117,484)	(119,216)	(7,207)	(661,989)	(669,196)
Other increases (decreases)	(3.420)	37,366	33,946	1,044	23,232	24,276
Final balance	417,311	760,878	1,178,189	422,463	716,394	1,138,857

14.2             Goodwill

Movement in goodwill is detailed as follows:

Period ended March 31, 2012

Cash generating unit	01.01.2011	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	03.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,697,004	—	—	(1,362,750)	40,334,254
Argentine operation	15,855,174	—	—	(1,224,987)	14,630,187
Total	57,552,178	—	—	(2,587,737)	54,964,441

Period ended December 31, 2011

Cash generating unit	01.01.2011	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	03.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	42,298,955	—	—	(601,951)	41,697,004
Argentine operation	15,471,380	—	—	383,794	15,855,174
Total	57,770,335	—	—	(218,157)	57,552,178

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	03.31.2012	12.31.2011
	ThCh$	ThCh$
Current
Bank loans	7,049,045	8,689,670
Bonds payable	3,869,102	3,426,922
Forward contract obligations	10,419,340	10,813,092
Deposits in guarantee	389,596	163,718
Total	21,727,083	23,093,402

Non-current
Bank loans	4,359,207	5,081,986
Bonds payable	71,178,794	69,559,417
Total	75,538,001	74,641,403

15.1.1     Bank loans, current

										Maturity		Total
											90 days
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	up to 1	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	year	03.31.2012	12.31.2011
												ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación	Argentina	Argentine peso	At maturity	18.85%	18.85%	1,605,169	2,112,829	3,717,998	5,537,442
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación Bicentenario (1)	Argentina	Argentine peso	At maturity	14.80%	9.90%	191,320	805,198	996,518	739,966
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	Banco Votorantim	Brazil	Real	Monthly	9.40%	9.40%	38,382	115,147	153,529	187,334
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco BBVA	Chile	Chilean peso	At maturity	6.25%	6.25%	2,181,000	—	2,181,000	1,827,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco BBVA	Chile	Chilean peso	At maturity	8.88%	8.88%	—	—	—	397,928
											Total	7,049,045	8,689,670

15.1.2  Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	03.31.2012	12.31.2011
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	Banco Votorantim	Brazil	Real	Monthly	9.40%	9.40%	—	345,915	—	345,915	397,578
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación Bicentenario(1)	Argentina	Argentine peso	At maturity	14.80%	9.90%	1,119,988	2,893,304	—	4,013,292	4,684,408
												Total	4,359,207	5,081,986

(1)

The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlantico S.A. is a benefit from the Argentine government to encourage investment projects. Embotelladora del Atlantico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually. The loan has been recorded in the financial statements at the fair value, i.e. using the market rate of 14.8% per annum. The interest differential of ThCh$ 590,426 is recorded as a component of the property, plant and equipment balance and depreciated over its estimated useful life.

15.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	03.31.2012	12.31.2011	03.31.2012	12.31.2011	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face rate interest)	4,118,843	3,674,408	73,459,508	71,877,478	77,578,351	75,551,886
Expenses of bond issuance and discounts on placement	(249,741)	(247,486)	(2,280,714)	(2,318,061)	(2,530,455)	(2,565,547)
Net balance presented in statement of financial position	3,869,102	3,426,922	71,178,794	69,559,417	75,047,896	72,986,339

15.2.2        Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

Bond registration or							Next
identification number		Face	Unit of	Interest	Final	Interest	amortization	Par value
Bond registration or	Serie	amount	adjustment	rate	maturity	payment	of capital	03.31.2012	12.31.2011
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 254, 6/13/2001	B	3.370.913	UF	6.5	01.06.2026	Semestral	01/06/2012	4,118,843	3,674,408
Total current portion								4,118,843	3,674,408

Bonds, non-current portion
SVS Registration No, 254, 6/13/2001	B	3.370.913	UF	6.5	01.06.2026	Semestral	01/06/2013	73,459,508	71,877,478
Total, non-current portion								73,459,508	71,877,478

Accrued interest included in the current portion of bonds totaled ThCh$ 1,619,859 and ThCh$400,661  at March 31, 2012 and December 31, 2011, respectively

15.2.3        Non-current maturities

							Total
		Year of maturity					non-current
	Serie	2013	2014	2015	2016	after	12.31.2011
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	3,523,991	3,753,051	3,997,002	4,256,806	57,928,658	73,459,508

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating at March 31, 2012

AA +       :       Clasificación correspondiente a Fitch Chile

AA +       :       Clasificación correspondiente a Feller & Rate

15.2.5        Restrictions

The following restrictions apply to the issuance and placement of the Company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF 3,370,912.55 is outstanding:

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated Equity.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•                                The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                The territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at March 31, 2012 and December 31, 2011.

15.2.6        Repurchased bonds

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At March 31, 2012 and December 31, 2011, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income

15.2.7        Forward contract obligations

Please see the explanation in Note 20.

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	03.31.2012	12.31.2011
	ThCh$	ThCh$
Trade accounts payable	94,254,172	112,963,542
Withholdings	10,042,155	14,977,133
Other	91	97
Total	104,296,418	127,940,772

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years without including the renewal option of the agreements. No restrictions exist regarding the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are the following:

03.31.2012
ThCh$
Maturity within one year’s term	4,287,771
Maturity after a term of one year to less than five years	2,878,853
Total	7,166,624

Charges to results from the totality of operating leases maintained by the Company as of March 31 total ThCh$1,795,055.

NOTE 17 —  PROVISIONS

17.1           Balances

The balances of provisions recorded by the Company at March 31, 2012 and  December 31, 2011 are detailed as follows:

Description	03.31.2012	12.31.2011
	ThCh$	ThCh$
Litigation (1)	7,393,605	7,970,835
Total	7,393,605	7,970,835

Current	86,606	87,966
Non-current	7,306,999	7,882,869
Total	7,393,605	7,970,835

(1)             These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2           Movements

Movement in the main items included under provisions is detailed as follows:

	03.31.2012			12.31.2011
Description	Litigation	Other	Total	Litigation	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	7,970,835	—	7,970,835	4,328,367	—	4,328,367

Additional provisions	10,470	—	10,470	—	—	—
Increase (decrease) in existing provisions	127,238	—	127,238	4,370,851	—	4,370,851
Provision used (payment made) on account of the provision)	(421,158)	—	(421,158)	(702,552)	—	(702,552)
Reversal of unused provision	(293,780)	—	(293,780)	(25,831)	—	(25,831)
Increase (decrease) foreign exchange rate difference	7,393,605	—	7,393,605	7,970,835	—	7,970,835

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each year end are detailed as follows:

Description	03.31.2012	12.31.2011
	ThCh$	ThCh$
Minimum dividend liability (30%)	8,757,222	8,766,572
Dividend payable	110,016	6,876,934
Employee remuneration payable	2,360,098	6,354,817
Accrued vacation	5,961,469	7,723,738
Other	368,948	1,056,160
Total	17,557,753	30,778,221

Current	17,260,332	30,341,479
Non-current	297,421	436,742
Total	17,557,753	30,778,221

NOTE 19 —   EQUITY

19.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of March 31, 2012, divided into 760,274,542 Series A and B shares. The distribution and differentiation of these is detailed as follows:

19.1.1        Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

19.1.2        Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

19.1.3        Rights of each series:

•                                          Series A:  Election of 6 of the 7 directors and their respective alternates.

•                                          Series B:  Receipt of 10% more of dividends than what is received by holders of Series A shares, and election of 1 of 7 directors and the respective alternate.

19.2           Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April, 2011 Annual Shareholders Meeting, the shareholders authorized the Board of Directors to pay interim dividends during July and October 2011 and January 2012, at its discretion.

During 2011, the Shareholders’ Meeting approved an extraordinary dividend payment against the retained earnings fund. It is not guaranteed that those payments will be repeated in the future.

Regarding Circular Letter N° 1,945 of the Chilean Superintendency of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendency of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$3,403,538 have been realized at March 31, 2012 and are available for distribution as dividends in accordance with the following:

Concept	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 03.31.2012	Amount of accumulated earnings at 03.31.2012
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,754,981)	9,783,142
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	—	6,393,518
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(399,675)	529,885
Deferred taxes complementary accounts	Amortization	(1,414,383)	565,004	(849,379)
Total		19,260,703	(3,403,537)	15,857,166

The dividends declared and paid during 2012 and 2011 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	January	Interim	2010	8.50	9.35
2011	May	Final	2010	13.44	14.784
2011	July	Additional	Retained Earnings	50.00	55.00
2011	July	Interim	2011	8.50	9.35
2011	October	Interim	2011	8.50	9.35
2012	January	Interim	2011	8.50	9.35

19.3                        Reserves

19.3.1                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendency of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and was accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

19.3.2                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed as follows:

Description	03.31.2012	12.31.2011
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(6,878,574)	(1,274,857)
Embotelladora del Atlántico S.A.	(22,469,892)	(19,072,195)
Foreign currency translation differences Abisa Corp.- Rio de Janeiro Refrescos Ltda.	(3,791,541)	(2,112,827)
Total	(33,140,007)	(22,459,879)

The movement of this reserve for the fiscal periods ended March 31, 2012 and 2011 respectively is detailed as follows:

Detalle	03.31.2012	03.31.2011
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(5,603,715)	7,853,854
Embotelladora del Atlántico S.A.	(3,397,699)	177,334
Diferencias de cambio Abisa Corp- Rio de Janiero Refrescos Ltda.	(1,678,714)	1,335,644
Total	(10,680,128)	9,366,832

19.4                                 Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The detail of this account at March 31, 2012 is  as follows:

	Non-controlling Interests
	Percentage	Shareholders’
Description	%	Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	7,685	878
Andina Inversiones Societarias S.A.	0.0001	34	1
Total		7,719	879

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share at March 31, 2012 and December 31, 2011, respectively, is detailed as follows:

	03.31.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	11,765,868	12,942,454	24,708,322
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	30.95	34.05	32.50

	12.31.2011
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	46,203,022	50,821,383	97,024,405
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	121.54	133.69	127.62

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at March 31, 2012 and December 31, 2011:

20.1                Currency forwards for highly probable expected transactions:

During 2010, the Company made agreements to hedge the exchange rate in the purchases of property, plant and equipment in a foreign currency during 2011. Those agreements were appraised at the fair value, resulting in a net profit of ThCh$41,622 for the period ended at March 31, 2011. No such agreements were outstanding at December 31, 2011 and March 31, 2012. Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

In 2012, 2011 and 2010, the Company made agreements to hedge the exchange rate in the purchases of raw materials and future flows in 2011 and 2012. The outstanding agreements totaled ThUS$96,000 at March  31, 2012 (ThUS$42,500 at December 31, 2011). Those agreements were appraised at the fair value, resulting in a net loss of ThCh$256,584 for the period ended at March 31, 2012 (net gain of ThCh$184,548 at March 31, 2011). Liabilities of ThCh$389,596 were recognized at March 31, 2012 (liabilities of ThCh$163,718 at December 31, 2011). Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income

Fair value hierarchy

The Company had a total liabilities related to its foreign exchange forward contracts of ThCh$389,596 and ThCh$163,718 at March 31, 2012 and December 31, 2011, respectively, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)
Level 3:	Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the reporting period ended March 31, 2012, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2.

Fair Value Measurements at March 31, 2012
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Assets	inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Other financial current liabilities	—	389,596	—	389,596
Total liabilities	—	389,596	—	389,596

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                                 Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,023,909. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and Equity, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in current lawsuits and probable lawsuits regarding labor, tax and other matters. The accounting provisions to cover contingencies of a probable loss total ThCh$6,303,304. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the Company, based on the opinion of its legal counsel. As it is customary in Brazil, the Company has been required by the tax authorities to guaranty contingencies in the amounts of ThCh$20,433,121 at March 31, 2012 and ThCh$19,989,604 at December 31, 2011 although occurrence possibility of these contingencies are remote, probable or possible.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$66,392. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the company, in the opinion of its legal advisors

On April 28, 2011 the Company was legally informed of an anti-competition lawsuit filed by the Chilean Fiscalía Nacional Económica (“Chilean National Economic Prosecutor”, the “FNE”) before the Tribunal de Defensa de la Libre Competencia (“Chilean Anti-Competition Court”, the “TDLC”) against Embotelladora Andina S.A. and Coca-Cola Embonor S.A. This lawsuit indicates that said companies would have violated the regulation of free competition by establishing a system of granting incentives in the traditional distribution channel since these points of sale do not advertise, exhibit and/or commercialize, in any manner, the so called “B-brands” or alternative soft drink beverages.  This lawsuit ended on November 22, 2011, by approval of the Anti-competition Court of the terms of reconciliation proposed November 15, 2011 by the National Economic Prosecutor, Embotelladora Latinoamericana S.A., Embotelladora Castel Ltda., Industrial y Comercial Lampa S.A., Sociedad Comercial Antillanca Ltda., Coca-Cola Embonor S.A. and Embotelladora Andina S.A..

As a result of this agreement, the Company assumed certain commitments that included allowing 20% of space to be available in refrigerators provided by Embotelladora Andina S.A. at certain points of sale in the traditional channel where there are no other refrigerators, for a period of five years

The reconciliation agreement did not impose fines nor constitute an acknowledgement of liability in the anti-competition offenses.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of March 31, 2012 are detailed as follows:

Guarantee in	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
favor of	Name	Relationship	Carrying amount	Type	amount	2012	2011	2012	2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Export	19,312		—	—	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Import	6,143		—	—	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Substitution for collateral	445
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Purchase of resin	890
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Financial Instruments (Time deposits)	Derivatives transactions	1,972,268
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Financial Instruments (Mutual funds)	Derivatives transactions	689,923
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	20,433,121	—	—	—	—
Serviu Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	2,934	2,907	—
Tesorero Municipal de Renca	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	90,134	89,306	90,134	—
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	146,232	155,760	—	146,232
Hospital San Jose	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	—	512	—	—
Director Regional De Validad Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	—	1,116	—	—

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s businesses are exposed to diverse financial risks: market risk (including foreign exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risks.

Interest rate risk

As of March 31, 2012, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Notwithstanding the previous, the Company’s most significant indebtedness comes for the issuance of Bonds that are denominated in Unidades de Fomento, which is indexed to the inflation in Chile.  If the inflation in Chile would have reached 2% instead of 0.7% for the period January 1 to March 31, 2012, the Company’s results would have decreased by ThCh$695,777.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business, the detail of which is detailed as follows:

PESO CHILENO	REAL BRASILEÑO	PESO ARGENTINO
31%	50%	19%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency.

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the three countries where the Company operates, it would generate a decrease cumulative at March 31, 2012 in income of ThCh$1,737,867.

The exposure to conversion differences of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements, is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by the management. For the period January through March 2012, the Brazilian real and Argentine peso recorded average devaluations of 4.29% and 6.17%, respectively, regarding the presentation currency of the same period in 2011.  If the Brazilian real and the Argentine peso regarding the presentation currency would have devalued 8.0% and 10.0% respectively, the income account would have recorded lower earnings in the amount of ThCh$629,439. On the other hand, at equity level, this same scenario would cause the rest of the conversion of assets and liabilities accounts to decrease equity by ThCh$6,867,468.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be an approximate reduction in our accumulated results as of March 31, 2012 of around ThCh$2,176,034. In order to minimize and/or stabilize this risk, we frequently enter into anticipated purchase and supply agreements when market conditions are favorable.  Commodity hedge agreements were also used.

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, and therefore our main source of financing comes from the cash flow of our operations.  This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting.  Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of March 31, 2011:

	Year of maturity
Item	2012	2013	2014	2015	2016 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term bank debt	6,435,989	—	—	—	—
Long term bank debt	1,566,390	1,668,031	1,546,601	1,309,973	851,627
Bonds payable	8,116,400	8,116,400	8,116,400	8,116,400	85,222,198
Purchase obligations	8,084,324	4,098,568	3,504,181	3,436,082	—
Operating lease obligations	4,287,771	2,155,435	279,380	231,671	212,366
Total	28,490,874	16,038,434	13,446,562	13,094,126	86,286,191

NOTE 23 —  OTHER OPERATING INCOME

Other operating income is detailed as follows:

		01.01.2011
Description	01.01.2012 03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$

Gain on disposal of property, plant and equipment	55,158	61,572
Adjustment judicial deposit (Brazil)	265,019	120,649
Other	68,538	10,674
Total	388,715	192,895

NOTE 24 —  OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses are detailed as follows:

		01.01.2011
Description	01.01.2012 03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Tax on bank debits	1,118,659	771,603
Write-off of property, plant and equipment	264,609	—
Contingencies	469,710	248,426
Professional service fees	162,127	11,664
Loss on the sale of property, plant and equipment	115,518	16,841
Merger Andina-Polar (see note 13.2)	1,394,793	—
Other	300,795	73,488
Total	3,826,211	1,122,022

NOTE 25 —  FINANCE INCOME AND COSTS

Finance income and costs break down as follows:

a)             Finance income

		01.01.2011
Description	01.01.2012 03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Interest income	586,330	485,524
Other interest income	134,521	174,499
Total	720,851	660,023

b)             Finance costs

		01.01.2011
Description	01.01.2012 03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Bond interest	1,273,789	1,268,095
Bank loan interest	372,688	302,117
Other interest costs	184,011	225,433
Total	1,830,488	1,795,645

NOTE 26 —  OTHER INCOME/ EXPENSES AND ADJUSTMENTS

Other gains and losses are detailed as follows:

		01.01.2011
Description	01.01.2012 03.31.2012	03.31.2011 (Unaudited)
	ThCh$	ThCh$
Profit on the sale of shares in Vital S.A.	—	653,214
Gain (loss) derivatives transactions	(256,584)	226,170
Expenses at new Renca Plant	(57,088)	—
Other income and outlays	(2,599)	(288,095)
Total	(316,271)	591,289

NOTE 27 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$3,050,109 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2012		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	268	2,148	13,606	237,647
Argentina	166,645	2,270	733,884	116,166
Brazil	294,554	2,584,224	338,396	300,162
Total	461,467	2,588,642	1,085,886	653,975

NOTE 28 —  SUBSEQUENT EVENTS

On April 27, 2012, the General Shareholders’ Meeting of Embotelladora Andina S.A. approved the distribution of the following dividends:

a.              Final Dividend Nº 180, on account of the fiscal year ending December 31, 2011 of Ch$10.97 (Ten pesos and 97/100) per Series A Shares and Ch$12.067 (Twelve pesos and 067/100) per Series B Shares.

b.              Additional Dividend Nº 181 on account of retained earnings of Ch$24.30 (twenty four and 30/100 pesos) per each Series A Shares and Ch$26.73 (twenty six and 73/100 pesos) per each Series B Shares.

Except as noted above, there are no financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that could significantly affect the assets, liabilities, and/or results of the Company.